SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 February 2019 re: Summary Remuneration Announcement

20 February 2019

LLOYDS BANKING GROUP PLC - SUMMARY REMUNERATION ANNOUNCEMENT

The purpose of this announcement is to provide transparency in a single remuneration disclosure. It contains details of upcoming remuneration disclosures for the Group, including salary, Group Performance Share, Group Ownership Share awards and Fixed Share Awards for the Person Discharging Managerial Responsibilities (PDMR).

2018 REMUNERATION OUTCOMES
The remuneration outcomes set out in this announcement reflect the Group's preference for a high proportion of awards to be delivered in shares, deferred where appropriate and with the potential for performance adjustment, and where applicable clawback, to be applied, aligning the interests of senior executives with those of shareholders and customers.

Where awards have not yet been made, estimates have been provided. A statement will be provided to the market following the actual awards in the normal way.

Key 2018 remuneration messages:
- Financial and strategic performance in 2018 delivered a strong Group balanced scorecard outcome of 83 per cent of maximum, slightly lower than 2017.

- Statutory profit before tax is up 13 per cent to £6 billion.

- Underlying profit increased by 6 per cent to £8,066 million.

- The Group Performance Share outcome was down 3 per cent year-on-year when adjusted for changes to eligible population. All colleagues now participate in this short-term variable reward plan.  The total pool for 2018 is £464.5 million.

- Group Performance Share awards for Executive Directors are 11-12 per cent lower than 2017.

- The 2016 Long Term Incentive Plan (LTIP) is vesting at 68.7 per cent, compared to 66.3 per cent for the 2015 LTIP.

- Reflecting the lower Group Performance Share awards and the 2016 LTIP outcome, Executive Director single figure remuneration is 2 per cent lower than 2017. The single figure remuneration for the Group Chief Executive is approximately 2.5 per cent lower than 2017.

- The Group's gender pay gap reduced by 1.3 per cent to 31.5 per cent - better than the average for Financial Services.

- Pay budget of 2.6 per cent for all colleagues, with levels set higher at 3.5 per cent for colleagues at lower grades - increases for Executive Directors and other senior colleagues set lower at 2 per cent.

- The Group has increased the minimum full-time salary for all colleagues which now exceeds National Living Wage by 7 per cent.

Further details will be included in the Annual Report and Accounts due to be published later today.

Lord Blackwell, the Group's Chairman said:
"We continue to align our remuneration principles to the Group's strategic objectives to ensure we reward performance and ensure our approach to remuneration is aligned to the interests of our shareholders and other stakeholders. Despite the Group's strong financial performance, other factors mean the annual Group Performance Share has decreased relative to last year."

Stuart Sinclair, the Chair of Remuneration Committee said:
"The Remuneration Committee is particularly mindful of its obligation to ensure that reward for Executive Directors is clear and transparent, encouraging strong and sustainable performance, and that the variable components of remuneration are truly variable."

2018 GROUP PERFORMANCE SHARE OUTCOME
The Group Performance Share outcome is based on a percentage of the Group's underlying profit, adjusted based on the Group Balanced Scorecard metrics and a collective adjustment to reflect risk considerations.

In 2018, the Group made significant business progress, providing a strong platform for the Group's strategic development and delivery of key priorities. The Group delivered strong financial performance in a period of political and economic uncertainty. This uncertainty weighed heavily on the Group's share price during 2018; however, the Group's resilient and low risk business model enabled strong underlying performance. Underlying profit increased by 6 per cent and the Group's capital position strengthened. The Group's cost : income ratio remains market leading at 49.3 per cent. The ordinary dividend increased to 3.21 pence per share in line with the Group's progressive and sustainable dividend policy, with a share buyback of up to £1.75 billion.

The Remuneration Committee determined that the share of underlying profit used in determining the 2018 Group Performance Share should be 5.1 per cent, consistent with 2017. In reaching this decision, the Committee took into account the Group's actual performance against budget where outperformance was approximately 6 per cent, and distributions to shareholders which have increased by 26 per cent. The funding was adjusted to reflect strong performance against stretching Group strategic objectives and issues impacting negatively on profitability and shareholder returns, customers, conduct and the Group's reputation. The collective performance adjustment for 2018 was £72.4 million (resulting in a reduction to the pool of approximately 13 per cent).

The overall Group Performance Share outcome determined by the Committee for 2018 was £464.5 million, approximately 3 per cent lower than the equivalent outcome for 2017 when adjusted for changes in eligible population year-on-year.  This included the transfer of colleagues who were previously participating in specific incentive arrangements, as previously disclosed.

The individual awards for Executive Directors are determined in the same way as for colleagues across the Group by reference to Group and individual performance. Information regarding the performance of the Executive Directors in 2018 will be available in the Annual Report and Accounts. Group Performance Share awards are deferred into ordinary shares of the Group ('Shares') under the Lloyds Banking Group Deferred Group Performance Share Plan ('Deferred Group Performance Share Award'). Deferred Group Performance Share awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

2018 Group Performance Share Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee can be paid in 2019. The remaining 60 per cent must be deferred.

For the 2018 Group Performance Share, £2,000 is paid in cash in March 2019, with the balance of the upfront 40 per cent delivered in Shares in June 2019.  The remaining 60 per cent is deferred into Shares, with 40 per cent vesting in 2020 and 20 per cent in 2021. A holding period of 12 months applies to half the shares delivered.

Name	Number of Shares awarded(1)(2)
António Horta-Osório	1,068,451
George Culmer	476,964
Juan Colombás	476,964
Antonio Lorenzo	547,237
Vim Maru	443,083
Zaka Mian	384,957
David Oldfield	421,879
Janet Pope	250,083
Stephen Shelley	423,101
Jennifer Tippin	555,744
Andrew Walton	270,815

1	Based on an assumed share price of 58.32 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
2	The number of shares shown is the net amount, after deductions for estimated income tax and NIC.

Deferred Bonus Awards for 2015, 2016 and 2017 Performance
Deferred Bonus Awards are due to be released in 2019 which relate to performance in 2015, 2016 and 2017. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

The Group expects that, after the settlement of estimated income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2019 the number of Shares (for no payment) as set out by their name, split between releases in March and September.

Name	2015	2016	2017
António Horta-Osório	-	187,858	206,076
George Culmer	-	88,470	93,336
Juan Colombás	-	88,985	93,336
Antonio Lorenzo	87,245	84,292	79,297
Vim Maru	52,984	69,870	78,689
Zaka Mian	11,380	47,332	108,099
David Oldfield	46,244	92,013	86,961
Janet Pope	11,539	11,298	42,056
Stephen Shelley	38,492	25,386	80,119
Jennifer Tippin	12,542	17,621	86,762
Andrew Walton	-	-	-

2019 Executive Director Base Salaries
Executive salary levels are set in the context of all colleague salaries, for which a budget of 2.6 per cent was agreed, including funding to ensure a minimum salary award of £600 for eligible colleagues.

Salary increases for António Horta-Osório and Juan Colombás are set below the budget for the wider colleague population, at 2 per cent. No increase has been proposed for George Culmer.

Salaries will therefore be as follows, with the effective dates shown below:

António Horta-Osório	£1,269,288	(1 January 2019)
George Culmer	£779,351
Juan Colombás	£794,938	(1 January 2019)

Fixed Share Awards in 2019
After the settlement of income tax liabilities and national insurance contributions, Shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Quarterly share awarded(1)
António Horta-Osório2	238,554
George Culmer	114,506
Juan Colombás	112,915
Antonio Lorenzo	113,551
Vim Maru	103,373
Zaka Mian	103,373
David Oldfield	111,325
Janet Pope	79,518
Stephen Shelley	112,915
Jennifer Tippin	95,421
Andrew Walton	71,566

1	Based on a share price of 58.32 pence. The actual number of shares awarded will be determined by the share price on the date of award.
2	Fixed Share Award has increased to £1.05 million for 2019. At the same time, the Group Chief Executive's pension allowance will reduce to 33 per cent of base salary.

Release of Long-Term Incentive Awards made in March 2016
The Long Term Incentive Plan (LTIP) awards made in 2016 are vesting at 68.7 per cent, as detailed in the table below.

This reflects the Group's strong financial and strategic performance over the three financial years ended 31 December 2018. However, uncertainty in the economic and political environment has impacted negatively on share price performance, resulting in no vesting for the Total Shareholder Return component.

Weighting	Measure	Threshold	Maximum	Actual	Vesting
30%	Absolute total shareholder return (TSR)	8% p.a.	16% p.a.	(4.8%)	0%
25%	Economic profit	£2,507m	£3,308m	£3,291m	23.7%
10%	Cost:income ratio1	47.3%	46.1%	44.7%	10%
10%	Customer complaint handling2	4.18	3.78	3.04	5%
	FCA reportable complaints/FOS uphold rate	=<29%	=<25%	18%	5%
10%	Customer Satisfaction	3rd	1st	1st	10%
7.5%	Digital active customer growth	13.4m	14.0m	14.1m	7.5%
7.5%	Colleague engagement score	66	72	73	7.5%

1	Adjusted total costs. Further detail can be found in the Directors' Remuneration Report (2016 LTIP vesting).
2
The FCA changed the approach to complaint classification and reporting from 30 June 2016. The Committee determined that the original target should be translated on a like-for-like basis into the new reporting requirement. The Committee was satisfied that the revised targets, set on a mechanical basis, were no less stretching.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2016.  Executive Directors and Material Risk Takers at the time of the award in March 2016 are required to retain any shares vesting for a further two years.

Name	Shares
António Horta-Osório	2,096,000
George Culmer	1,156,579
Juan Colombás	1,140,516
Antonio Lorenzo	1,124,451
Vim Maru	913,421
Zaka Mian	153,304
David Oldfield	1,023,660
Janet Pope	146,604
Stephen Shelley	286,338
Jennifer Tippin	143,168
Andrew Walton	-

Group Ownership Share Plan - 2019 awards
Awards for the 2018 performance period are expected to be made in March 2019 under the rules of the 2016 Long-Term Incentive Plan. The 2019 awards will be subject to a three-year performance period, with vesting between the third and seventh anniversary of award, on a pro-rata basis.

Name	Number of	Expected
	shares	value(3)
	awarded(1)(2)
António Horta-Osório	8,308,802	£2,422,846
George Culmer	-	-
Juan Colombás	4,770,050	£1,390,946
Antonio Lorenzo	4,637,552	£1,352,310
Vim Maru	4,432,496	£1,292,515
Zaka Mian	4,233,419	£1,234,465
David Oldfield	4,637,552	£1,352,310
Janet Pope	2,509,666	£731,818
Stephen Shelley	4,233,419	£1,234,465
Jennifer Tippin	2,259,607	£658,901
Andrew Walton	2,754,243	£803,137

1
Based on a share price of 58.32 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award. As previously disclosed, the number of shares awarded is adjusted to take into account the fair value of shares at grant. The Committee approved an adjustment of 29.8 per cent for colleagues who are senior managers, including the Executive Directors.

2	Vesting determined in 2022 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2021.
3
The values for the Group Ownership Share awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

Shareholding Requirement
Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration in order to align their interests to those of shareholders. The minimum shareholding requirements Executive Directors are expected to meet are as follows; 350 per cent of base salary for the GCE and 250 per cent of base salary for other Executive Directors. The shareholding requirement for members of the Executive Committee is 100 per cent of the aggregate of base salary and fixed share award. Newly appointed individuals will have three years from appointment to achieve the shareholding requirement.

There is no appetite for non-compliance with the Shareholding Policy. In the event that exceptional individual circumstances exist resulting in an Executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.

In addition to the Group's shareholding requirements, shares vesting are subject to holding periods in line with regulatory requirements.

The following table sets out the total shareholding for each of the PDMRs as at 31 December 2018.
Name	Shareholding at 31 December 20181
António Horta-Osório	25,748,728
George Culmer	14,751,534
Juan Colombás	9,676,756
Antonio Lorenzo	10,514,805
Vim Maru	5,090,408
Zaka Mian	2,170,133
David Oldfield	3,718,823
Janet Pope	1,988,665
Stephen Shelley	2,665,438
Jennifer Tippin	1,226,544
Andrew Walton	26,211

1	Includes shares owned outright reduced by forfeitable Matching Shares under the Share Incentive Plan, plus the estimated net number of vested unexercised options.

2018 Executive Director Remuneration Outcome Table
The following table summarises the total remuneration delivered during 2018 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás		Totals
£000	2018	2017	2018	2017	2018	2017	2018	2017
Base salary	1,244	1,220	776	760	779	753	2,799	2,733
Fixed share award	900	900	504	504	497	497	1901	1,901
Benefits	157	156	49	46	68	71	274	273
Group Performance Share	1,178	1,323	527	599	527	599	2,232	2,521
Long-term incentive1	2,216	2,269	1,223	1,228	1,206	1,211	4,645	4,708
Pension allowance	573	565	194	190	195	188	962	943
Other remuneration2	2	1	1	1	1	1	4	3
Total remuneration	6,270	6,434	3,274	3,328	3,273	3,320	12,817	13,082

1
The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 14 February 2019. The average share price between 1 October 2018 and 31 December 2018 (56.04  pence) has been used to indicate the value. The shares were awarded in 2016 based on a share price of 72.978  pence. LTIP and dividend equivalent figures for 2017 have been adjusted to reflect the share price on the date of vesting (67.1043  pence) instead of the average price (66.75 pence) reported in the 2017 report.

2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.

External Appointments held by the Executive Directors
António Horta-Osório − During the year ended 31 December 2018, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR Management / Enable and Sociedade Francisco Manuel dos Santos, for which he received fees of £380,569 in total.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2019